UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
(Amendment No. 1)*
Under the Securities Exchange Act of 1934
STERLING BANCSHARES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
858907108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	858907108

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). TAC Capital LLC I.R.S. Identification No. 51-0403051

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		7,200,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,200,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

Item 1.
(a)	Name of Issuer

Sterling Bancshares, Inc.

(b)	Address of Issuer’s Principal Executive Offices
2550 North Loop West
Suite 600
Houston, Texas 77092
Item 2.
(a)	Names of Persons Filing

TAC Capital LLC

(b)	Address of Principal Business Office or, if none, Residence

1111 Briarcrest Drive, Suite 300	103 Foulk Road, Suite 202
Bryan, Texas 77802	Wilmington, Delaware 19803
(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP No.

858907108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
               Not Applicable.

Item 4.	Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: 7,200,000 shares

(b)	Percent of Class: 9.8% (based upon 73,221,705 shares outstanding as of November 1, 2008, as reported with the Securities and Exchange Commission on Form 10-Q for the quarterly period ended September 30, 2008)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 7,200,000 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,200,000 shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
               Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
               Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
               Not Applicable.

Item 8.	Identification and Classification of Members of the Group
               Not Applicable.

Item 9.	Notice of Dissolution of Group
               Not Applicable.

Item 10.	Certification

          (b) By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2009	TAC Capital LLC

	By: Name:	/s/ James L. Wolfe James L. Wolfe
	Title:	Vice President